

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Via E-Mail to Charles S. Parrish
Greg Goff
Chief Executive Officer
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

  Re: **Tesoro Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 1, 2010

    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 1, 2011, as amended April 20, 2011
    File No. 1-03473

Dear Mr. Goff:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          /s/ H. Roger Schwall

          H. Roger Schwall
          Assistant Director

cc: Charles Strauss (via e-mail)